SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

May 15, 2012

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 219 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to BlackRock Managed Volatility Portfolio (the “Fund”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 219 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund, formerly known as BlackRock Asset Allocation Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b). It is proposed that the Amendment become effective on May 15, 2012.

Set forth below is the Trust’s response to the comment provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on April 26, 2012, and clarified in a follow-up call on April 27, 2012, regarding the Trust’s Post-Effective Amendment No. 212 to its Registration Statement filed with the Commission on March 9, 2012 for the purpose of revising the Fund’s prospectus to include the amended investment objective, strategies and risk factors of the Fund and to add the list of exchange-traded funds and mutual funds in which the Fund may invest in accordance with its new strategies. The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Trust. The Trust’s response to the Staff’s comment is set out immediately under the restated comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 15, 2012

Comment 1: Please advise what the Fund is relying on in order to operate as a fund of funds.  If the Fund is relying on an exemptive order, please provide the cite.

Response: The Fund is relying on an exemptive order issued on May 3, 2000, to Quantitative Master Series Trust and others (Notice IC 24438; Order IC 24382).  In addition, on September 27, 2006, in connection with the transaction between BlackRock, Inc. (“BlackRock”) and Merrill Lynch & Co., Inc. whereby Merrill Lynch & Co., Inc.’s investment management business, including Merrill Lynch Investment Managers, L.P. and certain affiliates (“MLIM”), combined with that of BlackRock (the “Transaction”), the Commission issued a no action letter (Ref. No 06-1-ICR) to Merrill Lynch & Co. Inc.  and BlackRock, permitting them, their affiliates and the funds advised by BlackRock Advisors, LLC after the Transaction to rely on exemptive orders issued to MLIM-advised funds.

In addition, with respect to the Fund’s investment in unaffiliated investment companies, the Fund is relying on and will comply with the provisions of Rule 12d1-2 under the Investment Company Act.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Ben Archibald Aaron Wasserman John A. MacKinnon